Exhibit 4.16

Automotive Service Agreement

Party A: Xinjiang Yishengxin Network Technology Co., Ltd.

Address: Room 405,4th Floor, Chuan-Yu Building, Headquarters Economic Zone, Shenka Avenue, Kashgar Economic Development Zone, Kashgar Region, Xinjiang

Party B: Guangzhou Fengniu Network Technology Co., Ltd.

Address:Room 1707, No.638 West Huangpu Avenue, Tianhe District, Guangzhou City (Location:B) (For office only)

In accordance with the relevant laws and regulations of the People’s Republic of China, Party A and Party B, guided by the principles of mutual trust, sincere cooperation, fairness, and reasonableness, have entered into this agreement through friendly consultation.

Article 1: Scope of Cooperation

Party B provides automotive-related services to Party A and Party A’s clients, including but not limited to promoting businesses in the automotive industry and offering value-added automotive services.

Article 2 Service Area

The service is provided within the territory of China.

Article 3 Service Prices

1.The details of the service items and their pricing shall be agreed upon separately by both parties.
2.During the term of the agreement, the scope of services and service quotations may be adjusted upon mutual consent between both parties.

Article 4: Settlement Matters

1.Party A agrees to provide Party B with a prepayment of 40% of the total order amount for certain service orders during the agreement period (subject to adjustment as appropriate).
2.Both parties shall settle accounts based on the actual volume of services provided and issue invoices according to the actual monthly amounts incurred.
3.Party B agrees that the purchased service items shall remain valid for one year from the date of purchase. If the customer fails to utilize the services within the validity period or does not provide promotional or related services within one year, Party B shall refund the corresponding fees or offset them against payments for subsequent periods.
3.If there are discrepancies between the settlement data provided by Party B and the data compiled by Party A, both parties shall jointly confirm the issues and resolve them through further consultation.

Article 5 Rights and Obligations of Both Parties

I. Rights and Obligations of Party A

1.Party A has the following rights regarding Party B’s services: pricing authority, right to information, and right to make suggestions; as well as supervision rights and right to criticize service quality. Upon receiving customer complaints, Party A may require Party B to make improvements.
2.Party A is obligated to settle the service fees with Party B by the agreed date and in accordance with the specified settlement method.
3.During the cooperation period, Party A shall monitor and address all issues arising from Party B’s services and coordinate with the client. If any problems occur during service delivery, Party B shall compensate the client, and Party A may deduct the corresponding amount from the settlement payment.

II. Rights and Obligations of Party B

1.Party B shall provide valid and legally binding business qualification certificates (copy bearing the official seal) for Party A’s retention. Party B must ensure compliance with all required service qualifications. In case of intentional concealment or falsification of business qualification documents, or operation beyond authorized scope, Party B shall bear all resulting losses and legal liabilities.
2.Party B shall issue official value-added tax invoices that comply with national regulations to Party A.
3.During the cooperation period, Party B shall not disclose to any third party, including but not limited to, the terms of collaboration, pricing arrangements, or customer information between Party A and Party B; shall not conduct private settlements with Party A’s customers; and is obligated to safeguard Party A’s brand reputation and economic interests as well as maintain Party A’s trade secrets.
4.Except in cases arising from force majeure, Party B shall guarantee to provide the services as stipulated in this Agreement and shall not refuse to do so.

Refusal for any reason.

5.If any loss is incurred by the customer due to Party B’s fault, all resulting costs and legal liabilities shall be borne solely by Party B; should this cause losses to Party A, Party A has the right to seek reimbursement from Party B.
6.Party A has no affiliation or investment relationship with Party B or its affiliated enterprises; each party operates independently and assumes full responsibility for its own profits and losses. All operational costs, losses, employee disputes, and related issues arising from Party B’s provision of the services under this Agreement shall not be the responsibility of Party A. Should any significant change occur in either party, that party shall promptly notify the other party’s designated contact in writing (or by email), and both parties shall subsequently inform customers through their respective standard communication channels.
7.If Party B is unable to provide services normally due to deregistration or other reasons, it shall notify Party A’s contact person in writing (or by email) 30 working days in advance of the specific suspension period, and both parties shall inform customers through their respective standard channels.

Article 6: Confidentiality Clause and Anti-Business Bribery Clause

1.Both parties hereby jointly undertake to exercise due diligence in maintaining confidentiality of all information pertaining to each other’s business operations or affairs. Such information shall not be copied, reproduced, used, disclosed, or shared with any third party except when publicly available, lawfully obtained from authorized sources, required by applicable laws and regulations, or for law enforcement purposes. This provision remains effective upon the expiration or termination of this Agreement.

2.Both Party A and Party B are fully aware of and committed to strictly complying with the legal provisions of the People’s Republic of China regarding anti-commercial bribery. Both parties recognize that any form of bribery or corrupt conduct constitutes a violation of the law and will be subject to severe legal penalties.
3.Neither Party A nor Party B shall solicit, accept, provide, or offer any benefits beyond those stipulated in this Agreement to the other party, its representatives, or any other relevant individuals, including but not limited to explicit or implicit deductions, cash payments, shopping cards, or other monetary benefits.

Property, securities, travel benefits, or other non-material benefits may be included; however, if such benefits constitute industry norms or common practices, they must be explicitly stated in the agreement.

4.The term “other relevant persons” as used in this article refers to individuals other than the authorized representatives of Party A and Party B who have a direct or indirect interest relationship with the agreement, including but not limited to relatives and friends of the agreement’s authorized representatives.

Article 7 Force Majeure

1.If either party experiences force majeure events—such as war, fire, typhoon, flood, or earthquake—that both parties deem sufficient to compel the suspension or delay of this Agreement’s execution, the term of this Agreement shall be extended accordingly, or both parties may mutually terminate this Agreement.
2.The affected party shall promptly notify the other party of the occurrence of force majeure by telephone or email, and inform the client through their respective standard communication channels.

Article 8 Liability for Breach of Contract

Both Party A and Party B shall strictly comply with all provisions of this Agreement. In the event of a breach by either party, such party shall bear liability for the breach and compensate the other party for all resulting economic losses (including but not limited to losses incurred by the aggrieved party and reasonable expenses such as attorney fees, litigation costs, arbitration fees, preservation fees, guarantee fees, surety fees, enforcement costs, notarization fees, appraisal fees, audit fees, valuation fees, travel expenses, and photocopying fees).

Article 9 Dispute Resolution

Both parties shall comply with the relevant laws, regulations, and rules of the People’s Republic of China in executing this Agreement. Any disputes arising from its performance shall be resolved through negotiation. If any dispute arising from or related to this Agreement cannot be resolved through negotiation or mediation, it shall be submitted to the People’s Court at Party A’s place of residence for resolution by litigation.

Article 10: Effectiveness of the Agreement and Other Matters

1.This Agreement Shall Take Effect Upon Being Sealed by Both Parties and Shall Remain Valid from February 25,2026, Until February 2028.

February 24th;

2.The annex to this Agreement constitutes an integral part thereof and has equal legal force.
3.Any amendments, additions, or modifications to the terms of this Agreement shall be agreed upon jointly by both Parties in writing. Such amendments, additions, and modifications shall form an integral part of the Agreement and have equal legal force as the Agreement itself.
4.This Agreement is made in two identical copies, with Party A holding one copy and Party B holding another copy, each of which shall have equal legal effect.

(No agreement text follows)

Party A:	Party B:
Legal Representative or Person in Charge:	Legal Representative or Responsible
Date: February 3, 2026	Person: Date: February 3, 2026

appendix:

Service Content and Quotation

Type of service	Unit Price (RMB per session)	Remarks
Customer Protection and Services	93.00

Actual Service Completion Calculation amount based on the standard The quasi-price serves as the basis.

Based on the actual settlement amount Calculate the price To be determined (Note: above).

The downward fluctuat- ion shall not exceed 5%, and no additional report- ing is required. Price ）

Investigation of customers using non-commercial passenger vehicles with fewer than 9 seats	178.00
Risk assessment for commercial passenger vehicles and freight customers	356.00
Examination of buses in all cases except those mentioned above.	267.00
Increase wiper fluid level	4.45

Party A: Xinjiang Yishengxin Network Technology Co., Ltd.

Party B: Guangzhou Fengniu Network Technology Co., Ltd.